

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

April 3, 2007

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re:** **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed on September 25, 2006**
> **Form 20-F/A1 for the Fiscal Year Ended June 30, 2006**
> **Filed on December 18, 2006**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Vanselow:

We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Information on the Company, page 10

Base Metals Customer Sector Group, page 24

1.    You disclose that the June 2006 copper ore reserves at the Olympic Dam mine
      were based on a "revised life-of-mine" plan that included only the mining of
      underground stopes by current methods, excluding quantities that may be
      obtained by "…mining of lower grade areas by sub-level cave or other alternative
      underground methods," which were included in the prior year.  Please clarify
      whether you previously included quantities that did not qualify as reserves in your
      computations of DD&A for this property.

      Tell us whether you believe this constitutes an error in the previously issued
      financial statements, or a new policy or change in estimate applied in your 2006
      report.  Please be sure to explain your rationale, with reference to the relevant
      sections of IAS 8, and submit the disclosures necessary to comply with
      paragraphs 28 and 29, 39 and 40, or 49 of this Standard, as applicable.

Diamonds and Specialty Products Customer Sector Group, page 36

2.    We note that during fiscal 2006, you removed the minerals exploration and
      technology functions from the Diamonds and Specialty Products Customer Sector
      Group.  Please disclose the effects this change had on your segment reporting
      structure for each period presented in Note 2, beginning on page F-23, and
      provide any additional information necessary to comply with paragraph 76 of IAS
      14.

Annual Financial Statements, page F-1

Consolidated Income Statement, page F-4

3.    Please present all earnings per share amounts rounded to the nearest whole cent,
      to avoid suggesting that a greater level of precision exists in the underlying
      amounts.

Consolidated Cash Flow Statement, page F-7

4.      We see that you categorized exploration expenditures, including overburden
        removal costs capitalized, as investing activities.  We understand from your
        disclosure on page F-86 that $385 million of the $766 million total represents
        exploration costs other than overburden removal costs.  Please tell us the nature of
        the non-capitalized exploration expenditures you categorized here, and why you
        believe that such expenditures are an investing activity, rather than an operating
        activity under paragraph 14 of IAS 7.

Note 1 – Accounting Policies, page F-8

Overburden Removal Costs, page F-16

5.      We have read your disclosure regarding overburden removal costs, and
        understand that you capitalize production stripping costs when the current ratio of
        waste to ore is greater than the corresponding estimated life-of-mine ratio, and
        expense previously capitalized amounts when it is less in order to establish a
        smooth pattern of expense recognition for your production stripping costs.

        Explain to us why you believe your production stripping cost model results in an
        appropriate and fair attribution of production costs to each period, given the
        nature of the stripping activity and the non-uniform geological formations that
        naturally introduce variability in the periodic levels of production.  Please include
        reference to the definitions of fixed and variable production overheads, and the
        examples of costs to be excluded from inventories appearing in paragraphs 12 and
        16 of IAS 2, in describing how you arrived at the view that your method is in
        compliance with IFRS.

        Tell us the line item in your financial statements corresponding to the "Other
        mineral assets" account and the amounts of deferred production stripping costs
        capitalized as of the end of each period.  Please indicate whether these are
        classified as short-term or long-term assets.  Also submit a roll forward of the
        account covering each period presented, and the underlying computations for the
        most significant element.

Taxation, page F-17

6.	You disclose that the tax effect of certain temporary differences is not recognized, principally with respect to "…temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit)…."  Tell us the nature of the transactions encompassed in your application of the guidance in paragraph 15(b)(ii) of IAS 12, and how, if it were not for the exception, that establishing the deferred tax asset or liability for each would require an adjustment to the carrying amount of the corresponding asset or liability, as would be the expectation under paragraph 22(c) of IAS 12.

	If decommissioning assets and liabilities or financing-type leases are among those for which you have not established deferred tax assets and liabilities, explain how your presentation is consistent with the guidance in paragraph 13 of IAS 1; and in the case of decommissioning assets and liabilities, whether you have viewed these as being distinct and unrelated to the mining activity giving rise to their recognition.  Please also explain how these assets and liabilities are different from similar items acquired in a transaction accounted for as a purchase, if that is your view.

Note 39 – U.S. Generally Accepted Accounting Principles Disclosures, page F-84

Note (E) Depreciation – Ore Reserves, page F-87

7.	We note you have a difference in ore reserves used for IFRS and U.S. GAAP, resulting in a difference in depreciation expense.  Please submit a schedule showing the differences in reserve quantities, stratified in a manner that allows for a comparison between reserves determined in accordance with the JORC code and those calculated under Industry Guide 7, along with an explanation addressing the nature of the differences in sufficient detail to understand how the degree of sampling and level of confidence relate.

	Explain why you believe reserves prepared in accordance with the JORC code that do not also comply with the guidelines in Industry Guide 7 provide a sufficient basis for applying the units-of-production depreciation methodology under IAS 16.  In this regard, to the extent there are different levels of confidence with such quantities, explain your views on the applicability of the guidance in paragraphs BC26 and 46 of this Standard, requiring under some circumstances separate depreciation for parts of an asset when there are varying expectations about useful lives or consumption patterns.

	Please also specify the degree of correlation between the adjustment for reserves, and the capitalized costs that are mentioned in reconciling adjustment (H) on page F-88.

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

8.      You state that "U.S. GAAP permits exploration and evaluation expenditure on mineral properties to be capitalized where a final feasibility study has been completed, indicating the existence of commercially recoverable reserves at new exploratory 'greenfield' properties."  Under U.S. GAAP it is important to distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings.  The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.  Please revise your disclosure and accounting if necessary to clarify.  Tell us the amounts of any exploration costs you have capitalized under your policy.

Exhibit 12.1

9.      When identifying the certifying individual in the text at the beginning of the certification required by Exchange Act Rule 13a-14(a) do not include the title of the individual.

Exhibit 13.1

10.     Please amend your filing to include the certifications required under Exchange Act Rule 13a-14(b), covering the report for your fiscal period ended June 30, 2006, rather than 2005, as currently presented.

Engineering Comments

General

11.     Please insert a small-scale map showing the location and access to each property, as indicated by Instruction 1(a) to Item 4.D of Form 20-F.  Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale such as "one inch equals one mile," provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other territory in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In the event interpretive data is submitted in conjunction with any map, please also identify the geologist or engineer that prepared such data.

12. Please disclose within the filing the commodity prices used to estimate ore reserves for your aluminum and manganese divisions. In addition, please disclose your bauxite ore and alumina sales/purchase prices and discuss the dependence of your aluminum smelters on alumina imports/purchases or inter-company transfers. Please tell us the contracted prices for salable products produced at your bauxite, alumina, metallurgical coal, thermal coal, and iron ore properties.

13. We note you have disclosed proven and probable reserves for the following mines, development projects, or feasibility studies: Worsley (Boddington), MRN, Coermotibo, Onverdacht, GEMCO, Wessels, Mamatwan, Cerro Matoso, Leinster, Mt Keith, and Ravensthorpe.

Please forward to our engineer, as supplemental information, summary information concerning these areas, such as the annual reserve report or executive summary that establishes the legal, technical and economic feasibility of the materials designated as reserves, pursuant to paragraph (c) of Industry Guide 7. We generally find that the following types of information are helpful in demonstrating compliance.

- Property and geologic maps.

- Description of your sampling and assaying procedures.

- Drill-hole maps showing drill intercepts.

- Representative geologic cross-sections and drill logs.

- Description and examples of your cut-off calculation procedures.

- Cutoffs used for each category of reserve and resource.

- Justifications for the drill hole spacing used at various classification levels.

- A detailed description of your procedures for estimating reserves.

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses).

- A detailed permitting and government approval schedule for the project, identifying the primary environmental or construction approval(s) required, and your current status relative to the schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event you desire the return of the supplemental material, please make a written request with the letter of transmittal. It would be helpful to have a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Business Overview, page 11

Petroleum Customer Service Group, page 11

Information on Petroleum Operations, page 12

14. We note that you have disclosed several fields and projects in which you have an interest, but for which you have not disclosed any production or reserve information. Please revise your document to include this information for each field or project, or explain why you believe this would be unnecessary to comply with Item 4.D of Form 20-F.

Petroleum Reserves, page 62

15.   You state that proved reserves include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure, and that these aggregation procedures result in enterprise-wide proved reserves volumes which may not be realized upon divestment on an individual property basis. Please tell us what percentage of your total reserves these probabilistic aggregations represent.

On our website we provide guidance on the use of probabilistic reserve estimates. Please refer to that guidance, and tell us if you have honored the limiting criteria in the SEC definitions, such as "lowest known hydrocarbons," in making your probabilistic reserve estimates. You may locate the guidance referenced above at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

Given that probabilistic aggregation of proved reserves can result in larger reserve estimates (although with increased uncertainty of recovery) than simple addition would yield, please disclose the underlying assumptions and estimation methodology sufficiently to understand the reasons your reported proved volumes may not be realized upon divestment of an individual property, and the implications of this for the prospect of recovering such volumes through future production.

16.   We note that in September 2005 you suffered severe hurricane damage to your Typhoon facility resulting in loss of the platform and a permanent loss of production from the Typhoon and Boris fields. Tell us how many proved reserves were lost from these fields and how you accounted for that loss in the reserve reconciliation table.

17.   Please tell us the quantity of your proved undeveloped reserves that were converted to proved developed reserves in each of 2005 and 2006; and how much development capital was spent in each of these years for converting proved undeveloped reserves to proved developed reserves. Please tell us when your proved reserves were initially booked as proved, and when you anticipate the date of first production for each field or project that you carried as proved undeveloped reserves in 2005 and 2006.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or, in his absence, Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, or George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller

Branch Chief